Exhibit 12.1
BAKER HUGHES INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)

	Six Months Ended June 30,			Year Ended December 31,
	2007	2006		2006		2005	2004	2003	2002
Earnings
Add:
Pre-tax income from continuing operations before adjustments for equity investees	$1,086.5	$926.9		$1,932.9		$1,179.1	$739.6	$459.2	$453.6
Fixed charges	63.3	58.9		123.4		118.6	124.8	141.6	144.5
Amortization of capitalized interest	0.1	0.1		0.2		0.2	0.2	0.2	0.1
Distributed income of equity investees	—	59.6		59.6		30.0	—	—	—
Less:
Capitalized interest	1.2	0.5		0.8		0.1	—	1.3	0.7

Total earnings	$1,148.7	$1,045.0	(a)	$2,115.3	(a)	$1,327.8	$864.5	$599.7	$597.5

Fixed Charges
Add:
Interest expense	$33.0	$33.5		$68.9		$72.3	$83.6	$103.1	$111.1
Interest portion of rental expense	29.1	24.9		53.7		46.2	41.2	37.2	32.7
Capitalized interest	1.2	0.5		0.8		0.1	0.0	1.3	0.7

Total fixed charges	$63.3	$58.9		$123.4		$118.6	$124.8	$141.6	$144.5

Ratio of earnings to fixed charges	18.15	17.74		17.14		11.20	6.93	4.24	4.13

(a)	The earnings calculation does not include a $1.7 billion gain recorded in April 2006 from the sale of WesternGeco, Baker Hughes’ equity method investment in which we owned a 30% interest.